UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2012

Commission File Number: 001-34936

NOAH HOLDINGS LIMITED

6th Floor, Times Finance Center

No. 68 Middle Yincheng Road

Pudong, Shanghai 200120, People’s Republic of China

(86-21) 3860-2301

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NOAH HOLDINGS LIMITED

	By:	/s/ Tao Thomas Wu

	Name:	Tao Thomas Wu
	Title:	Chief Financial Officer

Date: July 18, 2012

EXHIBIT INDEX

Exhibit 99.1 – Press Release regarding Noah’s updated 2012 forecast

Exhibit 99.1

NOAH HOLDINGS LIMITED ANNOUNCES UPDATED 2012 FORECAST

SHANGHAI, CHINA — July 17, 2012 — Noah Holdings Limited (“Noah” or the “Company”) (NYSE: NOAH), the leading independent service provider focusing on distributing wealth management products to the high net worth population in China, today announced its updated 2012 forecast.

The Company currently estimates that non-GAAP net income attributable to Noah shareholders for the full year 2012 is expected to be in a range of US$22.0 million and US$25.0 million, the midpoint of the revised range represents a year-over-year decline of approximately 10%. This estimate reflects management’s current assessment and is subject to change. Noah’s non-GAAP net income is net income under US GAAP excluding the effects of all forms of share-based compensation.

“The growth in our business has been slower than we had anticipated. Uncertainty of macro environment continued to impact clients’ risk appetite, affecting clients’ overall demand for wealth management products Noah distributes and types of products purchased. This, along with lower one-time commission rate from shorter duration of fixed income products purchased by clients, as a result of risk aversion, dampened revenues outlook for the Company this year,” said Tom Wu, Chief Financial Officer. “We remain positive on longer term outlook of China’s wealth management industry, driven by economic growth and liberalization in financial markets in the future, and we have continued to invest in our business, including Noah Upright, our mutual fund distribution business, and our office in Hong Kong. These should further compliment product capability and improve servicing needs of our client base.”

ABOUT NOAH HOLDINGS LIMITED

Noah Holdings Limited is the leading independent service provider focusing on distributing wealth management products to the high net worth population in China. Noah distributes over-the-counter wealth management products that are originated in China, including primarily fixed income products, private equity funds and securities investment funds. With over 550 relationship managers in 60 branch offices as of June 30, 2012, Noah’s total coverage network encompasses China’s most economically developed regions where the high net worth population is concentrated. Through this extensive coverage network, product sophistication, and client knowledge, the Company caters to the wealth management needs of China’s high net worth population. For more information please visit the Company’s website at http://www.noahwm.com.

SAFE HARBOR STATEMENT

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident” and similar statements. Noah may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about Noah’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement. Further information regarding these and other risks is included in Noah’s filings with the Securities and Exchange Commission. Noah does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under applicable law. All information provided in this press release and in the attachments is as of the date of this press release, and Noah undertakes no duty to update such information, except as required under applicable law.

Contacts:

Noah Holdings Limited

Shang Chuang, Director of IR

Tel: +86 21 3860 2388

ir@noahwm.com